EXHIBIT 99.2

DELTA HOUSE FPS, LLC

Financial Statements

Years Ended December 31, 2018, 2017 and 2016

DELTA HOUSE FPS, LLC

Financial Statements

Years Ended December 31, 2018, 2017 and 2016

DELTA HOUSE FPS, LLC

Contents

Report of Independent Registered Public Accounting Firm	3
Financial Statements as of December 31, 2018 and 2017 and for the Years Ended December 31, 2018, 2017 and 2016	
Balance Sheets	4
Statements of Operations	5
Statements of Changes in Members' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8-19

Report of Independent Registered Public Accounting Firm

Board of Members
Delta House FPS, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Delta House FPS, LLC (the "Company") as of December 31, 2018 and 2017, the related statements of operations, changes in members' equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2014.

Houston, Texas

March 4, 2019

DELTA HOUSE FPS, LLC

Balance Sheets

(In Thousands)

December 31,		2018		2017
Assets				
Current Assets				
Cash and cash equivalents	$	100	$	2
Restricted cash		-		4,175
Accounts receivable - related parties		27,761		17,446
Prepaid expenses		-		276
Derivative asset		-		78
Total Current Assets		27,861		21,977
Restricted Cash - Decommissioning		2,606		2,070
Accounts Receivable - Related Party - Decommissioning		134		85
Property and Equipment, Net		593,191		615,520
Total Assets	$	623,792	$	639,652
Liabilities and Members' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	$	5	$	90
Accounts payable - affiliates		19		19
Contract liability		14,651		13,807
Current portion of long-term debt, net of debt issuance costs		-		36,449
Total Current Liabilities		14,675		50,365
Contract Liability		411,437		399,653
Refund Liability		2,692		2,144
Asset Retirement Obligations		15,664		15,833
Total Liabilities		444,468		467,995
Commitments and Contingencies (Note 8)				
Members' Equity		179,324		171,657
Total Liabilities and Members' Equity	$	623,792	$	639,652

See accompanying notes to financial statements.

DELTA HOUSE FPS, LLC

Statements of Operations

(In Thousands)

Years Ended December 31,		2018		2017		2016
Revenues - Related Party	$	100,497	$	175,582	$	182,059
Expenses						
General and administrative		1,190		1,243		1,138
Accretion of asset retirement obligations		629		568		605
Depreciation and amortization		23,923		23,693		18,552
Total Expenses		25,742		25,504		20,295
Income from Operations		74,755		150,078		161,764
Other Expenses (Income)						
Interest expense		4,420		11,355		12,615
(Gain) loss on derivatives		(20)		75		424
Total Other Expenses		4,400		11,430		13,039
Net Income	$	70,355	$	138,648	$	148,725

See accompanying notes to financial statements.

DELTA HOUSE FPS, LLC

Statements of Changes in Members' Equity

(In Thousands, Except Unit Amounts)

	Class A		Class B		Class C		Class D		Members'
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Equity
Balance, December 31, 2015	92,164	$ 248,462	47,858	$ 47,858	-	$ -	3	$ 3	$ 296,323
Distributions	-	(310,549)	-	-	-	-	-	-	(310,549)
Net income	-	148,725	-	-	-	-	-	-	148,725
Balance, December 31, 2016	92,164	86,638	47,858	47,858	-	-	3	3	134,499
Distributions	-	(101,490)	-	-	-	-	-	-	(101,490)
Net income	-	138,648	-	-	-	-	-	-	138,648
Balance, December 31, 2017	92,164	123,796	47,858	47,858	-	-	3	3	171,657
Contributions	-	2,392	-	-	-	-	-	-	2,392
Distributions	-	(65,080)	-	-	-	-	-	-	(65,080)
Net income	-	70,355	-	-	-	-	-	-	70,355
Balance, December 31, 2018	92,164	$ 131,463	47,858	$ 47,858	-	$ -	3	$ 3	$ 179,324

See accompanying notes to financial statements.

DELTA HOUSE FPS, LLC

Statements of Cash Flows

(In Thousands)

Years Ended December 31,	2018	2017	2016
Cash Flows from Operating Activities			
Net income	$ 70,355	$ 138,648	$ 148,725
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	23,923	23,693	18,552
Accretion of asset retirement obligations	629	568	605
Amortization of debt issuance costs	3,303	6,527	2,000
(Gain) loss on derivatives	(20)	75	424
Changes in operating assets and liabilities:			
Accounts receivable - related party	(10,364)	27,129	37,546
Accounts payable and accrued liabilities	(85)	(80)	68
Prepaid expenses	276	-	(101)
Contract liability	12,628	(9,580)	245,521
Refund liability	548	858	877
Net Cash Provided By Operating Activities	101,193	187,838	454,217
Cash Flows from Investing Activities			
Payments for property and equipment	(2,392)	-	(13)
Net Cash Used In Investing Activities	(2,392)	-	(13)
Cash Flows from Financing Activities			
Capital contributions	2,392	-	-
Debt borrowing	-	-	607
Debt repayment	(39,752)	(94,814)	(171,402)
Distributions to members	(65,080)	(101,490)	(310,549)
Settlements on derivatives	98	(77)	(1,358)
Net Cash Used In Financing Activities	(102,342)	(196,381)	(482,702)
Decrease in Cash and Cash Equivalents and Restricted Cash	(3,541)	(8,543)	(28,498)
Cash and Cash Equivalents and Restricted Cash, beginning of year	6,247	14,790	43,288
Cash and Cash Equivalents and Restricted Cash, end of year	$ 2,706	$ 6,247	$ 14,790
Supplemental Cash Flow Disclosures:			
Interest paid	$ 1,234	$ 4,921	$ 10,457
Non-Cash Investing Activities			
Revisions in asset retirement cost	$ (798)	$ (3,867)	$ 4,070
Supplemental Disclosure of Cash and Cash Equivalents and Restricted Cash			
Cash and Cash Equivalents, beginning of year	$ 2	$ 2	$ -
Restricted Cash, beginning of year	6,245	14,788	43,288
Cash and Cash Equivalents and Restricted Cash, beginning of year	$ 6,247	$ 14,790	$ 43,288
Cash and Cash Equivalents, end of year	$ 100	$ 2	$ 2
Restricted Cash, end of year	2,606	6,245	14,788
Cash and Cash Equivalents and Restricted Cash, end of year	$ 2,706	$ 6,247	$ 14,790

See accompanying notes to financial statements.

(Dollar Amounts In Thousands)

1. Organization and Nature of Operations

Delta House FPS, LLC (the "Company") was formed in the state of Delaware as a limited liability company on October 18, 2012. The Company is to continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Amended and Restated Limited Liability Company Operating Agreement (the "LLC Agreement" or "Operating Agreement"). The Company was formed to finance, design, construct, and own and operate a floating production system ("Base FPS") for use in the Gulf of Mexico. The planned capacity of the Base FPS is 80,000 barrels of oil per day, 200 MMCF of natural gas per day, and 40,000 barrels of water per day. The oil lateral facilities attached to the Base FPS have a planned capacity of 100,000 barrels of oil per day. The natural gas lateral facilities attached to the Base FPS have a planned capacity of 240 MMCF of natural gas per day.

The Base FPS became operational in April 2015.

On December 6, 2012, the Company entered into agreements with the producers (the "Producers") of the Marmalard, Neidermeyer, and SOB II prospects (the "Anchor Prospects"), Blue Wing Olive, Malachite, and SOB III prospects (the "Secondary Prospects"), and Otis and Odd Job prospects (the "Additional Priority Prospects") in the Gulf of Mexico for the use of the Company's Base FPS. On June 30, 2017, the Company entered into agreements with the Producers of the LaFemme and Red Zinger prospects, both of which are deemed to be Additional Priority Prospects. The Producers have agreed to pay the Company a production handling fee based on the oil, natural gas, and condensate processed by the Base FPS. In the event of a suspension of production, the Producers are contractually obligated to pay a suspension fee as defined in the processing agreement. The Producers will also pay a decommissioning fee on the production processed through the facility, which will be used to fund the decommissioning and abandonment costs of the Base FPS.

Profits and losses are allocated to the members in proportion to their equity percentage interests, with certain restrictions dictated by specific terms under the LLC Agreement.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments, with original maturities of three months or less. The cash equivalents as of December 31, 2018 and 2017 consisted of a money market account.

Restricted Cash

The Company was required under the terms of its credit agreement to maintain restricted cash deposits for construction, revenue receipts, debt service, decommissioning, operating expenses, and loss proceeds. The Company early adopted ASU No. 2016-18, *Statement of Cash Flows (Topic*

(Dollar Amounts In Thousands)

230): Restricted Cash (a consensus of the Emerging Issues Task Force) as of January 1, 2018, which requires an entity's reconciliation of the beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include in cash and cash equivalents amounts generally described as restricted cash and restricted cash equivalents. As a result, the Company has included restricted cash as a component of cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts on the statement of cash flows, and has retrospectively applied this presentation to prior periods.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, debt, and derivative assets and liabilities. See Notes 4 and 5 regarding the fair value of derivative assets and liabilities. The carrying amounts of the other financial instruments approximate fair value due to the short-term nature of these instruments or market rates of interest.

Accounts Receivable - Related Parties

Receivables from the processing of oil and natural gas are unsecured. All accounts receivable are from the Producers who are members of the Company. Allowance for doubtful accounts are determined based on management's assessment of the creditworthiness of the customer. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. At December 31, 2018 and 2017, management believed that all balances from customers were fully collectible such that no allowance for doubtful accounts was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost. Betterments are capitalized. Repair and maintenance costs are expensed as incurred. Property and equipment consisted of the following:

	Useful Life (Years)	December 31, 2018	December 31, 2017
Floating production system	27	$ 671,265	$ 669,671
Accumulated depreciation		(78,074)	(54,151)
Property and equipment, net		$ 593,191	$ 615,520

The estimated useful lives of the Base FPS is revised when circumstances or events indicate that the overall life of the Base FPS differs from the previous estimate. Changes in estimated useful lives are accounted for prospectively from the date of the revision as a change in accounting estimate.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, net of any salvage value. Depreciation expense during the years ended December 31, 2018, 2017 and 2016 was $23,923, $23,693 and $18,552, respectively.

(Dollar Amounts In Thousands)

The recoverability of long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If such impairment indicators exist, the Company performs a two-step impairment test. First, the undiscounted future cash flows of the long-lived assets are estimated and compared to the assets' carrying value, and, if the undiscounted cash flows are less than the carrying value, the assets are considered impaired. Second, the impairment loss is measured by reducing the carrying value to the estimated fair value of the assets. No impairment losses were recorded during the years ended December 31, 2018, 2017 and 2016.

Asset Retirement Obligations ("AROs")

AROs are legal obligations associated with the removal and abandonment of tangible long-lived assets and are recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. AROs are initially measured at their estimated fair values and recorded as liabilities with an increase to the carrying amount of the related long-lived asset. In periods subsequent to initial recognition, accretion of the liability is recognized each period, and the asset is depreciated using the straight-line method over its useful life. The Company recorded an ARO for the dismantlement of the Base FPS. Revisions to the estimate were recorded during the years ended December 31, 2018, 2017 and 2016 due to changes in the estimated costs to remove and abandon the assets. Accretion expense during the years ended December 31, 2018, 2017 and 2016 was $629, $568 and $605, respectively.

The following table provides an analysis of changes in the ARO liability during the years ended December 31, 2018 and 2017:

	2018		2017	
Beginning balance	$	15,833	$	19,132
Revisions in estimate		(798)		(3,867)
Accretion		629		568
Ending balance	$	15,664	$	15,833

Revenue Recognition

Effective January 1, 2018, the Company early adopted ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under GAAP. Please refer to Note 6 for further disclosures.

Operating Costs

The Base FPS is operated by LLOG Exploration Offshore, LLC ("LLOG") on behalf of the Producers (See Note 7). With the exception of certain excluded costs, LLOG initially pays and discharges all necessary and reasonable costs incurred in connection with the performance, operation, repair, and maintenance activities of the Base FPS. LLOG receives reimbursements of costs incurred from the Producers under Production Handling and Floating Production System Use Agreements ("Production Agreements") (See Note 7). LLOG allocates the Base FPS costs and related overhead among the producers in accordance with the applicable provisions of the Production Agreements.

(Dollar Amounts In Thousands)

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates and assumptions are used in, among other things i) developing fair value estimates, including assumptions for future cash flows and discount rates, for the interest rate swap derivative valuations, ii) analyzing long-lived assets for possible impairment, iii) estimating the useful lives of assets, iv) estimating the inputs required in calculating the asset retirement obligations, and v) determining the estimated average production handling fee rates using third-party oil and natural gas reserve estimates for revenue recognition purposes. Actual results could differ materially from estimated amounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, accounts receivable - related party, and derivative instruments.

Cash and cash equivalents and restricted cash include investments in money market securities and securities backed by the U.S. government. The Company's cash accounts, which at times exceed federally insured limits, are held by major financial institutions. The Company believes that no significant concentration of credit risk exists with respect to cash and cash equivalents or its derivative instruments.

The Company has concentrations of credit risk from its sources of revenue and accounts receivable due to the limited geographic area in which the Company operates and its single revenue generating asset. The Base FPS, which is located in the Gulf of Mexico, provides processing capacity that links producers of oil, natural gas, liquids, and condensate, to onshore markets in the region. The Company has a concentration of accounts receivable balances due from the Producers engaged in the production of oil and natural gas in the Gulf of Mexico through the Base FPS. These customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

Debt Issuance Costs

Debt issuance costs are recorded as a reduction of the related long-term debt and amortized over the term of the debt. The Company incurred debt issuance costs of $14,983 in connection with the credit facility entered into on June 20, 2014. Amortization related to debt issuance costs totaled $3,303, $6,527 and $2,000 during the years ended December 31, 2018, 2017 and 2016, respectively. Amortization of debt issuance costs is included in interest expense. During the year ended December 31, 2017, the Company changed its estimate of the credit facility's life and amortized an additional $4,527 of debt issuance costs, which is included in the amount above, to be in line with the anticipated payoff date of the credit facility. At December 31, 2018, the Company had $0 of deferred debt issuance costs as the debt was repaid on September 5, 2018.

(Dollar Amounts In Thousands)

At December 31, 2017, the Company had $3,303 of deferred debt issuance costs, which have been classified as a reduction of the current portion of long-term debt.

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

The Base FPS operates in federal waters in the Gulf of Mexico, and is therefore not subject to state income tax.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company includes tax-related interest and penalties in income tax expense. The Company had no uncertain tax positions as of December 31, 2018 and 2017. During the years ended December 31, 2018, 2017 and 2016, the Company did not incur any income tax-related interest or penalties.

None of the Company's federal income tax returns are currently under examination by the Internal Revenue Service ("IRS"). However, fiscal years 2015 and later remain subject to examination by the IRS.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842) "Leases", which supersedes the lease recognition requirements in ASC Topic 840, "Leases". Under ASU No. 2016-02 lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. ASU No. 2016-02 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Entities can elect to use a modified retrospective approach for leases that exist or are entered into as of the date of adoption, and there are certain optional practical expedients that an entity may elect to apply. Full retrospective application is prohibited and early adoption by public entities is permitted. The Company will adopt the new standard effective January 1, 2019, using the modified retrospective approach. The Company has not identified any contracts that meet the definition of a lease under the new standard and therefore the adoption of ASU No. 2016-02 will not result in a cumulative adjustment to members' equity on adoption. In addition, it will not have a material impact on the Company's consolidated financial position, results of operations, equity or cash flows.

3. Debt

On June 20, 2014, the Company entered into a $400 million credit facility with a consortium of banks to issue term construction loans of $333 million, with a maturity date of September 20, 2021, and issue letters of credit of $67 million supporting the Company's debt service reserve

(Dollar Amounts In Thousands)

obligations. The Company made principal payments beyond the scheduled amortization set forth by the banks, to the point at which the term loans were repaid in full on September 5, 2018. The outstanding balance of the term loans as of December 31, 2018 and 2017 was $0 and $36,449, net of debt issuance costs of $0 and $3,303, respectively. The credit facility bore interest at the applicable London Interbank Offered Rate plus a margin of 3.25% for the first three years, 3.5% for the next three years, and 3.75% for the years thereafter, or an alternate margin computed based on the Prime Loan Rate plus applicable margins of 2.25% for the first three years, 2.5% for the next three years, and 2.75% thereafter. The Company's interest rate was approximately 5.58% and 4.85%, as of September 5, 2018, the day the term loans were repaid, and December 31, 2017, respectively.

4. Derivative Instruments

The Company was exposed to interest rate risk through its long-term borrowings, which were variable interest rate instruments. In July 2014, the Company entered into interest rate swap contracts, expiring through November 2018, under which the Company agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return, an amount equal to a specified variable rate of interest times the same notional principal amount.

In conjunction with the early repayment of the term loans on September 5, 2018, the Company terminated and settled its interest rate swap contracts with the counterparties.

During the years ended December 31, 2018, 2017 and 2016, the Company recognized an unrealized loss/(gain) on derivatives of $78, $(2) and $(934), respectively, which is included as a (gain) loss on derivatives, net, in the Company's statements of operations. During the years ended December 31, 2018, 2017 and 2016, the Company (received)/paid cash settlements of $(98), $77 and $1,358, respectively, to the counterparties.

5. Fair Value Measurements

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

- *Level 1* - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.
- *Level 2* - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
- *Level 3* - Unobservable inputs are used when little or no market data is available.

The following table sets forth, by the fair value hierarchy, the Company's net financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2018 and December 31, 2017:

(Dollar Amounts In Thousands)

	Market Prices for Identical Items (Level1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2018				
Assets				
Interest rate swaps	$ -	$ -	$ -	$ -
As of December 31, 2017				
Assets				
Interest rate swaps	$ -	$ 78	$ -	$ 78

6. Revenue Recognition

Adoption of Topic 606

Effective January 1, 2018, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers*, and the series of related accounting standard updates that followed (collectively referred to as "Topic 606"). The Company utilized the modified retrospective method to adopt Topic 606, which required the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) revenue contracts which were not completed as of January 1, 2018. The adoption of ASU 2014-09 did not result in a cumulative adjustment to members' equity upon adoption. In addition, it did not have a material impact on the Company's financial position, results of operations, equity or cash flows, except for the recharacterization of deferred revenue as a contract/refund liability.

Revenue from Contracts with Customers

Beginning in 2018, the Company accounts for revenue from contracts with customers in accordance with Topic 606. The unit of account in Topic 606 is a performance obligation, which is a promise in a contract to transfer to a customer either a distinct good or service (or bundle of goods or services) or a series of distinct goods or services provided over a period of time. Topic 606 requires that a contract's transaction price, which is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, is to be allocated to each performance obligation in the contract based on relative standalone selling prices and recognized as revenue when (point in time) or as (over time) the performance obligation is satisfied.

The customer contracts have an initial term of five years and then are automatically extended for successive five-year terms until termination by either party, which can only occur if (i) the economic life of the prospects' oil and natural gas reserves has ended or the Producers have elected to permanently cease all production; (ii) events of default have occurred under the contracts or gross negligence or willful misconduct has occurred; (iii) the Base FPS is damaged and rendered a total loss under the applicable insurance policies; (iv) the U.S. government has required a major maintenance, repair or change and the Producers decline to fund such change and continue as Producers; or (v) a suspension fee (discussed further below) has been paid for a full year. Due to the renewal options and volumetric tiered discount fee structure discussed

(Dollar Amounts In Thousands)

further below, the customer contracts are deemed to include a material right to additional services. The Company has applied the practical alternative to estimating the standalone selling price of the renewal options, and has allocated the transaction price to the renewal options based on the total services expected to be provided, over the life of the underlying oil and natural gas reserves for which the Base FPS was constructed to specifically process, and the total expected consideration.

The production handling performance obligation was determined to represent a series of distinct services to process barrel of oil equivalents ("BOE") over time. The customer contracts include several fees which could be included in the transaction price as follows: production handling fees, decommissioning fees, modification fees, and suspension fees.

For the production handling fees, the tiered pricing represents variable consideration, which will decrease throughout the term of the contract, based on delivery of specific levels of BOE production to the Base FPS over time.

For the decommissioning fees, the Company invoices the Producers a decommissioning fee for each BOE processed. The decommissioning fee per BOE processed is determined based on the estimated future decommissioning costs for the Base FPS and the estimated future production. Within 90 days of the date of last sustainable production from the Anchor Prospects and Additional Priority Prospects, the Company may elect to (i) abandon and remove the Base FPS using the decommissioning fees collected from the Producers, (ii) retain ownership of the Base FPS and assume the obligation of the abandonment and removal costs, including refunding the decommissioning fees collected from the Producers, or (iii) delay provisionally for a further 90 days its determination to abandon and remove or retain ownership of the Base FPS. At the current time it is uncertain which election will be taken by the Company. Since the decommissioning activities relate to abandoning the Company's own asset and do not transfer a service to the Producers, those activities are not considered to be a separate performance obligation. The decommissioning fees represent variable consideration for which it is not yet probable that a future significant reversal in the amount of cumulative revenue recognized will not occur, therefore the decommissioning fees to date have been excluded from the transaction price. The decommissioning fees will be included in the transaction price when it becomes probable that a significant reversal in the amount of cumulative revenue recognized will not occur. That is likely to occur near the end of the contract term, when the Company decides whether to abandon the Base FPS. Due to the significant length of time before the removal and abandonment costs are expected to occur, the decommissioning fees are recorded as long-term accounts receivable and as a long-term refund liability when billed. Cash collected on the fees are recorded as long-term restricted cash. The Company has billed $2,740 and $2,155 of decommissioning fees, and has collected and recorded long-term restricted cash of $2,606 and $2,070 as of December 31, 2018 and December 31, 2017, respectively, for future decommissioning costs.

For the modification fee, the Company may bill the Producers a modification fee should a modification to the Base FPS be required by a Producer. The modification fee is calculated as the costs incurred to make the modifications plus 2.5% of those costs. No modifications have been made to the Base FPS and no modification fees have been billed since the inception of the contracts. The modification fees would be considered variable consideration and included in the transaction price to be allocated to the processing performance obligation over the period that the remaining processing services are to be fulfilled.

(Dollar Amounts In Thousands)

For the suspension fees, the Company may bill the Producers a suspension fee when a "suspension event" occurs. A suspension event is considered to occur if prior to FPS owner-payout on a rolling 30-day production from any Anchor prospect ceases or is suspended for a period of at least 336 hours and the total processing fees for that month for all production, including any production from third party prospects, delivered to the FPS are less than the suspension fee. The suspension fee paid by the Producers of the prospects is determined as one-twelfth of eight (8) percent of the amount required to achieve FPS owner-payout. No suspension events have occurred and no suspension fees have been billed since the inception of the contracts. Should a suspension event occur, the suspension fees would be considered variable consideration and included in the transaction price to be allocated to the processing performance obligation over the period that the remaining processing services are to be fulfilled.

The Company recognizes the total transaction price as revenue over the contract period using a units-based (amount of BOE processed) method for measuring transfer of control of the services and progress towards satisfying the performance obligation. Consideration is allocated to the volumes processed in a given period based on the total expected volumes to be processed and the total expected transaction price. The estimated volumes and transaction price are updated each reporting period.

Disaggregation of Revenues

The Company currently only has one performance obligation related to the processing of BOE through the Base FPS.

The following table presents the processing revenues disaggregated by commodity:

		Year Ended December 31, 2018
Revenues from contracts with customers:		
Oil	$	75,910
Natural gas		24,587
	$	100,497

Other Disclosures

Contract liabilities are the result of timing differences between revenue recognition and billings due to the volumetric tiered discount fee structure. Production handling fees billed in excess of revenue recognized are recorded as a contract liability. At December 31, 2018 and December 31, 2017, the contract liability related to the production handling fees was $426,088 and $413,460, respectively.

The following table provides information about receivables and the contract and refund liabilities related to contracts with customers:

(Dollar Amounts In Thousands)

	December 31, 2018		December 31, 2017	
Receivables, which are included in "Accounts receivable - related parties"	$	27,761	$	17,446
Contract liability	$	426,088	$	413,460
Refund liability	$	2,692	$	2,144

Changes in the contract liability balance during the years ended December 31, 2018 and 2017 are as follows:

	2018		2017	
Beginning balance	$	413,460	$	423,040
Increase/(decrease) in contract liability due to production handling fees billed above/(below) amount of revenue recognized		12,628		(9,580)
Ending balance	$	426,088	$	413,460

Transaction price allocated to satisfaction of the remaining performance obligation was $1,040,046 at December 31, 2018, of which $148,378 is expected to be recognized within revenue over the next year.

7. Related Party Transactions

Production Handling and Floating Production System Use Agreements

The Company entered into separate production handling agreements with the Producers. Under these agreements, the Company agreed to construct and decommission the Base FPS that accepts dedicated production from the Anchor Prospects, Secondary Prospects, and the Additional Priority Prospects, which then processes the production and delivers comingled processed oil, natural gas, and condensate to the oil and natural gas laterals, which connect to pipelines transporting the oil, natural gas, and condensate to shore. In addition, the Company ensures that LLOG operates the Base FPS according to the project agreements. The Producers currently hold Class A Units in the Company. See Note 6 for further information regarding the terms of the production handling agreements.

The Company billed the Producers a total of $113,672, $166,860 and $428,457 for production handling fees and decommissioning fees for services performed during the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018 and 2017, the Company had total receivables of $27,894 and $17,531, respectively, due from the Producers.

Asset Management Agreement

Consolidated Asset Management Services (Texas), LLC ("CAMS"), provides construction and asset management services to the Company under the terms of an Asset Management Agreement ("AMA"). CAMS is indirectly owned by Tessa Group, LLC, a general partner holding a 60% partnership interest in CAMS, and ArcLight Asset Management, LLC, a limited partner which (i) holds a 40% partnership interest in CAMS and (ii) is an affiliate of ArcLight Capital Partners, LLC ("ArcLight"). At December 31, 2018, private equity funds under management by ArcLight hold an effective 23.3% interest in the Company's Class A units through its subsidiaries Stork Offshore Holdings, LLC and Pinto Offshore Holdings, LLC.

(Dollar Amounts In Thousands)

The AMA will continue to be automatically renewed for successive periods of one (1) year each until an extension decline occurs. CAMS is paid a fixed monthly fee and recovers the expenses it incurs under the AMA.

During the years ended December 31, 2018, 2017 and 2016, the Company incurred costs of $225, $225 and $225, respectively, related to the AMA.

As of December 31, 2018 and 2017, the Company had accounts payable due to CAMS of $19 and $19, respectively.

8. Commitments and Contingencies

Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

Environmental Matters

The Company is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations, and it could, at times, be subject to environmental cleanup and enforcement actions. In October 2017, an oil leak occurred in the Gulf of Mexico due to a fracture in a flow line jumper connected to the Base FPS, and as a precautionary measure, the Neidermeyer wells were shut-in. Certain wells resumed production in July 2018. The Company has been advised by the producers responsible for these wells that certain remaining wells are expected to be shut-in, with production resuming in 2019, pending resolution and governmental approval. The Company believes it is not responsible for the oil leak nor is it liable for any costs associated with the oil leak. As such, no liability has been recorded relating to this matter. The Company is not aware of any other material environmental matters.

9. Members' Equity

There are four classes of equity units established by the LLC Agreement:

- Class A Units - a class of capital interests in respect of construction and operation of the Base FPS
- Class B Units - a class of capital interests in respect of construction cost overruns with respect to the Base FPS
- Class C Units - a class of capital interests in respect of expansions to the Base FPS
- Class D Units - a class of capital interests in respect of unreimbursed major expenditures related to the Base FPS

Unlike Class A units, Class B, C and D units have no voting rights. Distributions to members holding each class of equity units are subject to waterfall provisions contained in the LLC Agreement.

(Dollar Amounts In Thousands)

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and to the extent necessary, individual items of income, gain, loss, and deduction, for any fiscal year, or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

During the year ended December 31, 2018, $2,392 of Class A capital contributions were made by the members to fund a compressor expansion project. In accordance with the related agreements, no units were issued in connection with these contributions. No contributions were made during the years ended December 31, 2017 and 2016.

During the years ended December 31, 2018, 2017 and 2016, the Company paid distributions to the members of Class A units totaling $65,080, $101,490 and $310,549, respectively, using proceeds received from the production handling fees.

10. Subsequent Events

The Company has evaluated subsequent events through March 4, 2019, which is the date these financial statements were available for issuance.

On January 31, 2019, February 4, 2019 and February 28, 2019, the Company paid distributions of $5,669, $8,130 and $13,865, respectively, to the members of Class A units.